November 16, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Majulah Investment, Inc.

Registration Statement on Form S-1/A

Filed September 27, 2017

File No. 333-218806

To the men and women of the SEC:

On behalf of Majulah Investment, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 23, 2017 addressed to Ding Jie Lin, the Company’s President, and CEO, with respect to the Company’s filing of its Form S-1/A on September 27, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to comment 2. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

COMPANY RESPONSE:

We have added the following statement to page 1 and 12: “The company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or a similar transaction.”

2. We note your response to comment 5 and your revised disclosure on page 12. It appears that this disclosure is being attributed to Savills PLC. Please provide an analysis as to why this third-party attributed disclosure is not expertized disclosure requiring a consent. Refer to Rule 436 of the Securities Act and Securities Act Compliance and Disclosure Interpretation Question 233.02.

COMPANY RESPONSE:

We have added the words, “we believe,” and “in our opinion” to clarify the opinions referenced under “Property Management Industry” are those of our Company rather than Savills PLC. The data we included is simply statistical data gathered by Savills PLC and does not require a consent based on Rule 436 of the Securities Act and Securities Act Compliance and Disclosure Interpretation Question 233.02.

3. We note your disclosure on page 3 that you reserve the right to reopen the offering if terminated for any reason. Please note that you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public. Please revise accordingly or provide us with a detailed legal analysis as to why this feature should not be considered a delayed offering under Rule 415 of the Securities Act.

COMPANY RESPONSE:

We have removed the language that stated we reserve the right to reopen the offering if terminated for any reason.

Description of Business, page 12

Plan of Operation, page 12

4. We note the disclosure that you removed in response to comment 6. We also note your disclosure on page 11 that the funds raised from this offering may be inadequate to implement your business plan going forward. Please revise to disclose the amount of funds the company will require to carry out its proposed operations.

COMPANY RESPONSE:

We have added the following to page 12: “We believe we need at least $50,000 to implement our proposed operations.”

Potential Clientele, page 13

5. We note your disclosure identifying specific real estate properties and projects that you consider high growth areas and that you plan to offer your property management services. Please disclose whether you have entered into negotiations or preliminary agreements to provide services for these properties and projects and, if not, please provide a reasonable basis for including such properties and projects as those in which your services may be of great appeal.

COMPANY RESPONSE:

We have entered into an agreement with one of the properties and have included a copy of the agreement as exhibit 10.1.

We have added the following to page 13: “On October 6, 2017 we entered into an agreement with JLA Holdings PTE. LTD., a Peoples of Republic of China corporation, whereas we will manage a property owned by JLA at Block 13A Yongtaiyuan, Haidian District, Beijing, China with a GFA of 4,974.25 square meters. This agreement is included herein as exhibit 10.1.”

Financial Statements and Exhibits

6. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

COMPANY RESPONSE:

We have updated our financial statements and related disclosures.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 16, 2017

/s/ Ding Jie Lin

Ding Jie Lin

Chief Executive Officer